FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, August 5th.

We now are about half way through the summer travel season. I hope that you and your family have been enjoying yourselves, despite the unusually hot and humid weather we are experiencing.

The weather outlook suggests the industry is going to continue to face seasonal challenges. The National Weather Service now says this could be one of the most active Atlantic hurricane seasons on record. It is not going to be easy to maintain our performance standards.

But given the weather we've had so far, you are doing a fantastic job. For the month of August -- through Thursday -- we are just slightly below goal. Approximately 80 percent of our flights have arrived within 14 minutes of their scheduled time.

Even better, for the week ending July 27th, we were number one in on-time arrivals among all the major airlines. During that time, approximately 73 percent of our flights arrived within 14 minutes of their scheduled time.

It was our first weekly number-one ranking in almost 14 months.

Obviously, a 73 percent on-time performance falls short of goal. But when that number is the best of any major airline, it shows that you are committed to improving our operations and that we are not the only airline affected by bad weather.

That's why we have to keep battling to be on-time, even when factors like weather and air traffic control have gotten ahead of us. Every other airline that operates where we do is facing similar odds.

Remember, our incentive plan is structured to reflect this reality. If for the month we finish first among our competitors, that triggers a $50 bonus, even if we don't meet goal.

On the merger front, teams of our fellow employees at America West and US Airways are working actively to finalize policy and procedures for the new company.

Next week, we believe we will be able to announce the relocation policy for those of you who will be asked to move to Arizona. And as I have said before, as soon as more information becomes available, we will share it with you.

My Bravo Zulu this week goes to James Hanselman, a customer assistance representative in Philadelphia.

We recently heard from a wheelchair passenger that James escorted through the airport after she arrived from Shannon. Due to a shortage of wheelchairs and representatives, James actually escorted two wheelchair passengers simultaneously.

Then, one of the passengers said she needed to convert her Euros back to dollars. So James again stretched beyond what was expected and took it upon himself to get the Euros converted.

That's the kind of service that leaves a good feeling with a customer, and that distinguishes an airline. Nice work James.

That's all for this week. I will talk with you again next week. Take care.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, America West Holdings and US Airways Group have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.